Mail Stop 3561

December 22, 2009

Via Fax & U.S. Mail

Mr. Robert H. Cooper
Chief Financial Officer
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

> **Re:** **Republic Airways Holdings Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-49697**

Dear Mr. Cooper:

We have reviewed your response letter dated December 11, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the quarter ended September 30, 2009

Note 1. Organization and Business, page 6
Mokulele Airlines, page 8

We note from your response to our prior comment two that the accounting guidance you relied upon states that if the parent ceases to have a controlling financial interest in a subsidiary but still retains an investment that will be accounted for under the equity method in accordance with ASC 424-10, the parent should deconsolidate the subsidiary and recognize a gain or loss in accordance with paragraph ASC 810-10-40-5. Please tell us if you recognized a gain or loss on this transaction and explain how that amount, if any, was calculated or determined.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(317) 484-4545